

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2012

<u>Via E-mail</u>
Thomas Lee
Chief Financial Officer
Uni Core Holdings Corp.
Room 1207-8, Bank of America Tower
12 Harcourt Road
Central, Hong Kong

    Re: **Uni Core Holdings Corp.**
            Item 4.01 Form 8-K as Amended
            Filed June 29, 2012
            File No. 0-30430

Dear Mr. Lee:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Robert S. Littlepage for

                       Larry Spirgel
                       Assistant Director